   As filed with the Securities and Exchange Commission on February 4, 1998

                                                               File No. 70-09159
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           -------------------------

                              AMENDMENT NO. 1 TO
                       FORM U-1 APPLICATION-DECLARATION

                                     UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                           -------------------------

                               LG&E Energy Corp.
                             220 West Main Street
                                P.O. Box 32030
                          Louisville, Kentucky  40232

                    (Name of company filing this statement
                  and address of principal executive offices)

                                     None

                (Name of top registered holding company parent)


John R. McCall                                      George S. Brooks, II
Executive Vice President,                           General Counsel and
General Counsel and Secretary                       Corporate Secretary
LG&E Energy Corp.                                   KU Energy Corporation
220 West Main Street                                One Quality Street
Louisville, Kentucky  40232                         Lexington, Kentucky  40507

                  (Name and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke                                     Robert A. Yolles
Gardner, Carton & Douglas                           Jones, Day, Reavis & Pogue
321 North Clark Street, Suite 3400                  77 West Wacker Drive
Chicago, Illinois  60610                            Chicago, Illinois  60601

     LG&E Energy Corp., a Kentucky corporation currently exempt from registration under the Public Utility Holding Company Act of 1935, as amended (the "Act"), pursuant to Section 3(a)(1) of the Act, hereby files this Amendment No. 1 to its Form U-1 Application-Declaration, File No. 70-09159, for the purpose of amending the Application-Declaration to add or file certain exhibits in the manner below described. In all other respects, the Application-Declaration as originally filed on January 13, 1998 will remain the same and is hereby ratified and confirmed.

Item 6.  Exhibits and Financial Statements

     Item 6 is hereby amended by deleting all reference to Exhibits D-1.1, D-1.2, D-1.3, D-2.1, D-3.1, D-4.1, D-4.2, E-8, E-9, E-10, and K-1 and inserting the following, respectively, in its place:

D-1.1  Original testimony of Dr. Robert M. Spann to the FERC
D-1.2  Original testimony of Dr. Mark W. Frankena to the FERC
D-1.3  Application of LG&E and Kentucky Utilities before the FERC
D-2.1 Application of LG&E and Kentucky Utilities before the Virginia Commission D-3.1 Notice of Kentucky Utilities before the Tennessee Authority
D-4.1 Application of LG&E and Kentucky Utilities before Kentucky Commission D-4.2 Order of the Kentucky Commission, dated September 12, 1997, approving the
       Transaction
E-8    LG&E Energy corporate chart
E-9    KU Energy corporate chart
E-10   Pro Forma LG&E Energy Corporate Chart
K-1    Resolutions of Kentucky Legislature Supporting Transaction

Index of Exhibits

     The Index of Exhibits is hereby amended by deleting all reference to Exhibits D-1.1, D-1.2, D-1.3, D-2.1, D-3.1, D-4.1, D-4.2, E-8, E-9, E-10, and K-
1 and inserting the following in its place, respectively:

 Method
   of      Exhibit
 Filing     Number                         Description
 ------    -------                         -----------

    P      D-1.1       Original testimony of Dr. Robert M. Spann to the FERC
    P      D-1.2       Original testimony of Dr. Mark W. Frankena to the FERC
    P      D-1.3       Application of LG&E and Kentucky Utilities before the FERC
    P      D-2.1       Application of LG&E and Kentucky Utilities before the Virginia Commission
    P      D-3.1       Notice of Kentucky Utilities before the Tennessee Authority
    P      D-4.1       Application of LG&E and Kentucky Utilities before the Kentucky

                       Commission
    P      D-4.2       Order of the Kentucky Commission, dated September 12, 1997, approving the
                       Transaction
    P      E-8         LG&E Energy corporate chart
    P      E-9         KU Energy corporate chart
    P      E-10        Pro Forma LG&E Energy Corporate Chart
    P      K-1         Resolutions of Kentucky Legislature supporting Transaction

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to its Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                    LG&E Energy Corp.

                                    By:  /s/  Victor A. Staffieri
                                         ------------------------

                                         Chief Financial Officer



Date:  February 2, 1998